 Exhibit 99.2
Consolidated Statements of Comprehensive Income
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Revenues and Other Income

Operating revenues, net of royalties (note 3)	16 135	9 159	29 472	17 838

Other income (loss) (note 4)	69	(66)	83	(109)
	16 204	9 093	29 555	17 729
Expenses

Purchases of crude oil and products	5 684	3 247	10 036	5 830

Operating, selling and general	3 088	2 720	6 176	5 620

Transportation and distribution	391	350	761	731

Depreciation, depletion, amortization and impairment	998	1 512	2 469	3 002

Exploration	6	12	45	20

Gain on disposal of assets	(10)	(8)	(12)	(16)

Financing expenses (note 6)	638	172	823	340
	10 795	8 005	20 298	15 527
Earnings before Income Taxes	5 409	1 088	9 257	2 202
Income Tax Expense (Recovery)

Current	1 452	228	2 428	512

Deferred	(39)	(8)	(116)	1
	1 413	220	2 312	513
Net Earnings	3 996	868	6 945	1 689
Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(14)	(55)	(70)	(96)

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes (note 12)	506	2	898	658
Other Comprehensive Income (Loss)	492	(53)	828	562
Total Comprehensive Income	4 488	815	7 773	2 251
Per Common Share (dollars) (note 7)

Net earnings – basic	2.84	0.58	4.89	1.12

Net earnings – diluted	2.83	0.58	4.88	1.12

Cash dividends	0.47	0.21	0.89	0.42
See accompanying notes to the condensed interim consolidated financial statements.
52   2022 Second Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)
($ millions)	June 30 2022	December 31 2021
Assets

Current assets

Cash and cash equivalents	1 670	2 205

Accounts receivable	8 074	4 534

Inventories	5 774	4 110

Income taxes receivable	180	128

Assets held for sale (note 13)	860	—
Total current assets	16 558	10 977

Property, plant and equipment, net	62 338	65 546

Exploration and evaluation	2 240	2 226

Other assets	1 633	1 307

Goodwill and other intangible assets	3 527	3 523

Deferred income taxes	61	160
Total assets	86 357	83 739
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	1 581	1 284

Current portion of long-term debt (note 6)	—	231

Current portion of long-term lease liabilities	302	310

Accounts payable and accrued liabilities	9 729	6 503

Current portion of provisions	767	779

Income taxes payable	1 949	1 292

Liabilities associated with assets held for sale (note 13)	220	—
Total current liabilities	14 548	10 399

Long-term debt (note 6)	12 880	13 989

Long-term lease liabilities	2 606	2 540

Other long-term liabilities (note 12)	1 184	2 180

Provisions (note 11)	6 075	8 776

Deferred income taxes	9 299	9 241

Equity	39 765	36 614
Total liabilities and shareholders’ equity	86 357	83 739
See accompanying notes to the condensed interim consolidated financial statements.
2022 Second Quarter   Suncor Energy Inc.   53

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Operating Activities

Net Earnings	3 996	868	6 945	1 689

Adjustments for:

Depreciation, depletion, amortization and impairment	998	1 512	2 469	3 002

Deferred income tax (recovery) expense	(39)	(8)	(116)	1

Accretion (note 6)	76	77	154	151

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	352	(174)	206	(370)

Change in fair value of financial instruments and trading inventory	(133)	(12)	(207)	(115)

Gain on disposal of assets	(10)	(8)	(12)	(16)

Share-based compensation	134	81	190	79

Settlement of decommissioning and restoration liabilities	(80)	(43)	(171)	(113)

Other	51	69	(19)	164

Increase in non-cash working capital	(1 110)	(276)	(2 132)	(41)
Cash flow provided by operating activities	4 235	2 086	7 307	4 431
Investing Activities

Capital and exploration expenditures	(1 295)	(1 347)	(2 306)	(2 150)

Capital expenditures on assets held for sale	(36)	—	(55)	—

Proceeds from disposal of assets	16	2	18	10

Other investments and acquisitions (note 10)	38	(9)	24	(16)

Decrease in non-cash working capital	97	221	66	187
Cash flow used in investing activities	(1 180)	(1 133)	(2 253)	(1 969)
Financing Activities

Net increase (decrease) in short-term debt	198	365	269	(906)

Repayment of long-term debt (note 6)	(1 306)	—	(1 539)	(1 050)

Issuance of long-term debt	—	—	—	1 423

Lease liability payments	(83)	(80)	(167)	(168)

Issuance of common shares under share option plans	371	3	450	3

Repurchase of common shares (note 8)	(2 553)	(643)	(3 380)	(961)

Distributions relating to non-controlling interest	(2)	(3)	(4)	(5)

Dividends paid on common shares	(657)	(315)	(1 258)	(634)
Cash flow used in financing activities	(4 032)	(673)	(5 629)	(2 298)
(Decrease) Increase in Cash and Cash Equivalents	(977)	280	(575)	164

Effect of foreign exchange on cash and cash equivalents	48	(7)	40	(14)

Cash and cash equivalents at beginning of period	2 599	1 762	2 205	1 885
Cash and Cash Equivalents at End of Period	1 670	2 035	1 670	2 035
Supplementary Cash Flow Information

Interest paid	329	353	470	492

Income taxes paid (received)	670	(230)	1 762	(82)
See accompanying notes to the condensed interim consolidated financial statements.
54   2022 Second Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151
Net earnings	—	—	—	1 689	1 689	—

Foreign currency translation adjustment	—	—	(96)	—	(96)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $208	—	—	—	658	658	—
Total comprehensive (loss) income	—	—	(96)	2 347	2 251	—

Issued under share option plans	3		—	—	3	100

Repurchase of common shares for cancellation (note 8)	(576)	—	—	(385)	(961)	(34 989)

Change in liability for share repurchase commitment	(122)	—	—	(98)	(220)	—

Share-based compensation	—	13	—	—	13	—

Dividends paid on common shares	—	—	—	(634)	(634)	—
At June 30, 2021	24 449	604	781	10 375	36 209	1 490 262
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	6 945	6 945	—

Foreign currency translation adjustment	—	—	(70)	—	(70)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $283 (note 12)	—	—	—	898	898	—
Total comprehensive (loss) income	—	—	(70)	7 843	7 773	—

Issued under share option plans	518	(68)	—	—	450	11 919

Common shares forfeited	—	—	—	—	—	(30)

Repurchase of common shares for cancellation (note 8)	(1 249)	—	—	(2 131)	(3 380)	(75 212)

Change in liability for share repurchase commitment (note 8)	(131)	—	—	(314)	(445)	—

Share-based compensation	—	11	—	—	11	—

Dividends paid on common shares	—	—	—	(1 258)	(1 258)	—
At June 30, 2022	22 788	555	744	15 678	39 765	1 377 928
See accompanying notes to the condensed interim consolidated financial statements.
2022 Second Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2021.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
56   2022 Second Quarter   Suncor Energy Inc.

3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation. Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings and comparative periods have been restated to reflect this change.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues	6 388	3 766	1 219	906	10 194	4 916	14	9	17 815	9 597

Intersegment revenues	2 374	870	—	—	45	22	(2 419)	(892)	—	—

Less: Royalties	(1 487)	(220)	(193)	(218)	—	—	—	—	(1 680)	(438)

Operating revenues, net of royalties	7 275	4 416	1 026	688	10 239	4 938	(2 405)	(883)	16 135	9 159

Other income (loss)	16	(79)	12	11	35	6	6	(4)	69	(66)
	7 291	4 337	1 038	699	10 274	4 944	(2 399)	(887)	16 204	9 093
Expenses

Purchases of crude oil and products	561	345	—	—	7 385	3 712	(2 262)	(810)	5 684	3 247

Operating, selling and general	2 169	1 945	131	122	592	472	196	181	3 088	2 720

Transportation and distribution	287	280	25	20	87	60	(8)	(10)	391	350

Depreciation, depletion, amortization and impairment	1 279	1 092	(505)	191	199	208	25	21	998	1 512

Exploration	2	3	4	9	—	—	—	—	6	12

Loss (gain) on disposal of assets	1	—	—	—	(11)	—	—	(8)	(10)	(8)

Financing expenses	100	90	22	17	15	6	501	59	638	172
	4 399	3 755	(323)	359	8 267	4 458	(1 548)	(567)	10 795	8 005
Earnings (Loss) before Income Taxes	2 892	582	1 361	340	2 007	486	(851)	(320)	5 409	1 088

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	1 452	228

Deferred	—	—	—	—	—	—	—	—	(39)	(8)
	—	—	—	—	—	—	—	—	1 413	220
Net Earnings	—	—	—	—	—	—	—	—	3 996	868
Capital and Exploration Expenditures(1)	905	834	115	64	261	375	14	74	1 295	1 347

(1)
Excludes capital expenditures related to assets held for sale of  $36 million for the three months ended June 30, 2022.

2022 Second Quarter   Suncor Energy Inc.   57

Notes to the Consolidated Financial Statements
Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues(1)	12 010	7 061	2 234	1 496	18 017	9 906	23	15	32 284	18 478

Intersegment revenues(1)	4 222	1 926	—	—	77	45	(4 299)	(1 971)	—	—

Less: Royalties	(2 472)	(378)	(340)	(262)	—	—	—	—	(2 812)	(640)
Operating revenues, net of royalties	13 760	8 609	1 894	1 234	18 094	9 951	(4 276)	(1 956)	29 472	17 838

Other income (loss)	23	(81)	80	10	(75)	(39)	55	1	83	(109)
	13 783	8 528	1 974	1 244	18 019	9 912	(4 221)	(1 955)	29 555	17 729
Expenses

Purchases of crude oil and products(1)	1 014	595	—	—	12 867	6 987	(3 845)	(1 752)	10 036	5 830

Operating, selling and general	4 381	3 918	239	232	1 151	951	405	519	6 176	5 620

Transportation and distribution	580	556	48	72	150	123	(17)	(20)	761	731

Depreciation, depletion, amortization and impairment	2 384	2 250	(376)	293	411	417	50	42	2 469	3 002

Exploration	33	5	12	15	—	—	—	—	45	20

(Gain) loss on disposal of assets	(1)	—	—	—	(11)	(8)	—	(8)	(12)	(16)

Financing expenses	191	177	45	34	27	22	560	107	823	340
	8 582	7 501	(32)	646	14 595	8 492	(2 847)	(1 112)	20 298	15 527
Earnings (Loss) before Income Taxes	5 201	1 027	2 006	598	3 424	1 420	(1 374)	(843)	9 257	2 202

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	2 428	512

Deferred	—	—	—	—	—	—	—	—	(116)	1
	—	—	—	—	—	—	—	—	2 312	513
Net Earnings	—	—	—	—	—	—	—	—	6 945	1 689
Capital and Exploration Expenditures(2)	1 573	1 373	198	133	393	495	142	149	2 306	2 150

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the six months ended June 30, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

(2)
Excludes capital expenditures related to assets held for sale of  $55 million for the six months ended June 30, 2022.

58   2022 Second Quarter   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:
Three months ended June 30	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	6 541	—	6 541	3 294	—	3 294

Bitumen	2 221	—	2 221	1 342	—	1 342
	8 762	—	8 762	4 636	—	4 636
Exploration and Production

Crude oil and natural gas liquids	776	436	1 212	518	387	905

Natural gas	—	7	7	—	1	1
	776	443	1 219	518	388	906
Refining and Marketing

Gasoline	4 142	—	4 142	2 260	—	2 260

Distillate	5 128	—	5 128	2 030	—	2 030

Other	969	—	969	648	—	648
	10 239	—	10 239	4 938	—	4 938
Corporate and Eliminations
	(2 405)	—	(2 405)	(883)	—	(883)
Total Revenue from Contracts with Customers	17 372	443	17 815	9 209	388	9 597
Six months ended June 30	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel(1)	12 229	—	12 229	6 641	—	6 641

Bitumen	4 003	—	4 003	2 346	—	2 346
	16 232	—	16 232	8 987	—	8 987
Exploration and Production

Crude oil and natural gas liquids	1 339	879	2 218	904	589	1 493

Natural gas	—	16	16	—	3	3
	1 339	895	2 234	904	592	1 496
Refining and Marketing

Gasoline	7 175	—	7 175	4 311	—	4 311

Distillate	8 973	—	8 973	4 317	—	4 317

Other	1 946	—	1 946	1 323	—	1 323
	18 094	—	18 094	9 951	—	9 951
Corporate and Eliminations(1)
	(4 276)	—	(4 276)	(1 956)	—	(1 956)
Total Revenue from Contracts with Customers	31 389	895	32 284	17 886	592	18 478

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the six months ended June 30, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

2022 Second Quarter   Suncor Energy Inc.   59

Notes to the Consolidated Financial Statements
4. Other Income (Loss)
Other income (loss) consists of the following:
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Energy trading and risk management	38	(86)	(55)	(162)

Investment and interest income	31	23	64	46

Other(1)	—	(3)	74	7
	69	(66)	83	(109)

(1)
Six months ended June 30, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment, and an unrealized gain on an equity investment, within the Corporate segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Equity-settled plans	3	4	11	13

Cash-settled plans	137	80	335	182
	140	84	346	195
6. Financing Expenses
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Interest on debt	221	216	416	426

Interest on lease liabilities	45	41	84	82

Capitalized interest	(44)	(37)	(81)	(68)
Interest expense	222	220	419	440

Interest on partnership liability	13	13	26	26

Interest on pension and other post-retirement benefits	10	14	20	29

Accretion	76	77	154	151

Foreign exchange loss (gain) on U.S. dollar denominated debt	352	(174)	206	(370)

Operational foreign exchange and other	(35)	22	(2)	64
	638	172	823	340
During the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US $550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.
During the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
60   2022 Second Quarter   Suncor Energy Inc.

7. Earnings per Common Share
	Three months ended June 30		Six months ended June 30
($ millions)	2022	2021	2022	2021
Net earnings	3 996	868	6 945	1 689
(millions of common shares)
Weighted average number of common shares	1 406	1 502	1 420	1 512

Dilutive securities:

Effect of share options	4	1	3	1
Weighted average number of diluted common shares	1 410	1 503	1 423	1 513
(dollars per common share)
Basic earnings per share	2.84	0.58	4.89	1.12
Diluted earnings per share	2.83	0.58	4.88	1.12
8. Normal Course Issuer Bid
During the first quarter of 2022, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof.
During the second quarter of 2022, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB have been amended.
For the three months ended June 30, 2022, the company repurchased 53.5 million common shares under the 2022 renewed NCIB at an average price of  $47.70 per share, for a total repurchase cost of  $2.6 billion. For the six months ended June 30, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 68.1 million under the 2022 renewed NCIB at an average price of  $44.94 per share, for a total repurchase cost of  $3.4 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2022	2021	2022	2021
Share repurchase activities (thousands of common shares)

Shares repurchased	53 513	22 934	75 212	34 989
Amounts charged to:

Share capital	892	377	1 249	576

Retained earnings	1 661	266	2 131	385
Share repurchase cost	2 553	643	3 380	961
2022 Second Quarter   Suncor Energy Inc.   61

Notes to the Consolidated Financial Statements
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	June 30 2022	December 31 2021
Amounts charged to:

Share capital	251	120

Retained earnings	424	110
Liability for share purchase commitment	675	230
9. Financial Instruments
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2021	(98)

Cash settlements – paid during the year	117

Changes in fair value recognized in earnings during the year	71
Fair value outstanding at June 30, 2022	90
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2022, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2022:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	108	110	—	218

Accounts payable	(59)	(69)	—	(128)
	49	41	—	90
62   2022 Second Quarter   Suncor Energy Inc.

During the second quarter of 2022, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At June 30, 2022, the carrying value of fixed-term debt accounted for under amortized cost was $12.9 billion (December 31, 2021 – $14.2 billion) and the fair value was $13.1 billion (December 31, 2021 – $17.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
10. Asset Impairment
Exploration and Production
White Rose assets:
During the second quarter of 2022, the company announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor has increased its ownership in the White Rose asset by 12.5% to approximately 39% (previously approximately 26%). The decision to restart was driven by a revised royalty structure and development plan. The company received $38 million (net of taxes of  $12 million) in cash consideration to acquire the additional working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the second quarter of 2022, the company performed an impairment reversal test on the White Rose cash generating unit (CGU) as the recoverable amount of this CGU was sensitive to the restart decision. The impairment reversal test was performed using a recoverable amount based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 9).
As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the White Rose CGU and the company recorded an impairment reversal of  $542 million (net of taxes of  $173 million) on its previous share of the White Rose assets in the Exploration and Production segment. The recoverable amount was determined based on the following asset-specific assumptions:
•
Brent price forecast of US$85.00/bbl in 2023, US$68.00 in 2024 and US$69.00 in 2025, escalating at 2% per year thereafter over the life of the project to 2038 and adjusted for asset-specific location and quality differentials;

•
anticipated first oil for the West White Rose project in the first half of 2026 and the company’s share of production of approximately 9,800 bbls/d (based on its previous working interest of approximately 26%) over the life of the project;

•
the company’s share of future capital expenditures of  $1.5 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

No other indicators of impairment or reversals of impairment were identified at June 30, 2022.
11. Provisions
Suncor’s decommissioning and restoration provision decreased by $2.6 billion for the six months ended June 30, 2022. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 5.70% (December 31, 2021 – 3.70%).
12. Pensions and Other Post-Retirement Benefits
For the six months ended June 30, 2022, the actuarial gain on employee retirement benefit plans was $898 million (net of taxes of  $283 million), mainly due to an increase in the discount rate to 5.00% (December 31, 2021 – 2.90%).
2022 Second Quarter   Suncor Energy Inc.   63

Notes to the Consolidated Financial Statements
13. Assets Held For Sale
During the second quarter of 2022, the company reclassified the assets and liabilities related to its wind and solar assets as assets held for sale, including its interests in wind farms located in Alberta and Ontario, with the Forty Mile Wind and Solar Power Project currently under construction and expected to be completed and operational in 2022. The sale process is progressing with the sale expected to close early in 2023. The renewable energy business are reported within the Corporate segment.
The table below details the assets and liabilities held for sale as at June 30, 2022:
June 30
($ millions)	2022
Assets

Current assets	22

Property, plant and equipment, net	381
Total Assets	403
Liabilities

Current liabilities	(85)

Other long-term liabilities and provisions	(29)

Deferred income taxes	(47)
Total Liabilities	(161)
Net Assets	242
Subsequent to the second quarter of 2022, the company reached an agreement for the sale of its Norway assets in the Exploration and Production segment, pending regulatory approval, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for gross proceeds of approximately $410 million (Canadian dollar equivalent), before closing adjustments and other closing costs. The sale is expected to be completed in the fourth quarter of 2022, with an effective date of March 1, 2022.
In the first quarter of 2022, the company reclassified the assets and liabilities related to its Norway operations as assets held for sale and performed an impairment test on the Norway assets held for sale as at June 30, 2022. The impairment tests were performed using the lower of its carrying amount and fair value less costs to sell (Level 2 fair value inputs – note 9). The company recorded a $47 million charge related to the impairment on its share of the Norway operations, net of a $23 million deferred tax adjustment associated with the assets held for sale.
The table below details the assets and liabilities held for sale as at June 30, 2022:
June 30
($ millions)	2022
Assets

Currents assets(1)	87

Property, plant and equipment, net	325

Deferred income taxes	45
Total Assets	457
Liabilities

Current liabilities	(29)

Provisions	(30)
Total Liabilities	(59)
Net Assets	398

(1)
Current assets include $71 million of cash and cash equivalents as at June 30, 2022.

64   2022 Second Quarter   Suncor Energy Inc.